Filed pursuant to Rule 433

Registration Statement No. 333-148982

This press release was issued by Zion in connection with the reporting of its first quarter results for 2008.

ZION OIL & GAS REPORTS FIRST QUARTER RESULTS

Caesarea, Israel - May 15, 2008: Zion Oil & Gas, Inc. (Amex: ZN) of Dallas, Texas and Caesarea, Israel, today reported its results for the quarter ended March 31, 2008. The company reported a net loss of $1,039 thousand or $(0.10) per share for the first quarter of 2008 compared to a net loss of $667 thousand or $(0.07) per share for the same quarter a year earlier. The company has no revenues as it is still an exploration stage company.

On release of the first quarter results, Zion's Chief Executive Officer, Richard Rinberg, commented: "Zion's most recent financials show that we are implementing our business plan. We have in secure storage, in Israel, the pipe and other equipment necessary for our planned next well, the Ma'anit-Rehoboth #2, on the Ma'anit structure in the Joseph License area. Also, Zion's follow-on offering has just been declared effective and we have started to raise funds for our planned multi-well drilling program."

Zion Oil & Gas, a Delaware corporation, explores for oil and gas in Israel in areas located on-shore between Haifa and Tel Aviv. It currently holds two petroleum exploration licenses, the Joseph and the Asher-Menashe Licenses, between Netanya, in the south, and Haifa, in the north, covering a total of approximately 162,000 acres.

The Company's financial statement information is summarized below:

(In thousands, except for per share income)

STATEMENT OF OPERATIONS	Three months ended March 31
	2008	2007

Revenues	-	-
Total Expenses	(1,070)	(698)
Net Income (loss)	(1,039)	(667)
Earnings (loss) per common share - basic and diluted	(0.10)	(0.07)
Weighted avg. shares issued and outstanding - basic and diluted	10,121	9,040

CASH FLOW DATA	Three months ended March 31
	2008	2007

Net cash (used in) operating activities	(765)	(1,877)
Net cash used in investing activities	(605)	(342)
Net cash provided by financing activities	-	5,810

BALANCE SHEET DATA	March 31, 2008	December 31, 2007

Current Assets	3,425	4,716
Total Assets	6,734	7,421
Total Liabilities	1,846	1,633
Total Shareholders Equity	4,888	5,788

FORWARD LOOKING STATEMENTS: Statements in this press release that are not historical fact, including statements regarding Zion's operations and planned operations and an ability to raise additional capital, are forward-looking statements as defined in the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc., at www.zionoil.com

Contact:

Ashley Chatman

Zion Oil & Gas, Inc.

6510 Abrams Rd., Suite 300

Dallas, TX 75231

(1) 214-221-4610

Email: ashley@zionoil.com